# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lument Finance Trust, Inc., CIK 0001547546
CUSIP: 55025L306
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 230 PARK AVENUE, 20TH FLOOR, NEW YORK, New York (NY), 10169
Date of event which requires filing of this statement: 09/09/2026
Filed by CIK 0000898427
Persons authorized to receive notices and communications: Anthony Gilsoul, 25 Avenue Matignon, Paris, France (I0), 75008, 0033670092549

## Reporting persons
- AXA S.A. (CIK 0000898427): type of reporting person: parent holding company or control person (HC), insurance company (IC); citizenship or place of organization: France (I0); source of funds: working capital (WC); shared voting power 334,078; shared dispositive power 334,078; aggregate amount beneficially owned 334,078 (6.4% of the class)
- XL Group Investments Ltd (CIK 0001572311): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); shared voting power 334,078; shared dispositive power 334,078; aggregate amount beneficially owned 334,078 (6.4% of the class)
- XL Bermuda Ltd (CIK 0001693315): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); shared voting power 334,078; shared dispositive power 334,078; aggregate amount beneficially owned 334,078 (6.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Lument Finance Trust, Inc.
Address of issuer's principal executive offices: 230 PARK AVENUE, 20TH FLOOR, NEW YORK, New York (NY), 10169
Comment:
Comments in Items 1 of the Schedule 13D are hereby amended in their entirety as follows:

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 11") amends the Schedule 13D filed on April 8, 2013 (the "Original Schedule 13D"), as previously amended on May 28, 2013 by Amendment No. 1 to Schedule 13D, on February 25, 2014 by Amendment No. 2 to the Schedule 13D, on March 7, 2014 by Amendment No. 3 to the Schedule 13D, on June 24, 2014 by Amendment No. 4 to the Schedule 13D, on July 23, 2014 by Amendment No. 5 to the Schedule 13D, on December 29, 2016 by Amendment No. 6 to the Schedule 13D, on June 16, 2017 by Amendment No. 7 to the Schedule 13D, on June 23, 2017 by Amendment No. 8 to the Schedule 13D, on January 18, 2018 by amendment No. 9 and on February 22, 2022 by amendment No. 10 (the Original Schedule 13D as so amended is collectively referred to herein as the "Schedule 13D". This Amendment No. 11 relates to the common stock, par value $0.01 per share ("Common Stock"), of Lument Finance Trust, Inc. a Maryland real estate investment trust (the "Company"). All items not supplemented or restated in this Amendment remain unchanged from the Schedule 13D.

This Amendment No.11 is being filed to update the beneficial ownership information in the Schedule 13D as a result of the implementation by the Company of a 1-for-10 reverse stock split of the Company's issued and outstanding shares of common stock, which became effective at 5:00 pm Eastern Time on September 9, 2026 (the "Effective Date"). None of the Reporting Persons purchased or sold any shares of Common Stock in the 60 days prior or immediately after the Effective Date.

## Item 2. Identity and Background
Residence or business address:
The address of the principal office of AXA is 25 avenue Matignon, 75008 Paris, France.

The address of the principal office of XLGI Ltd and XL Bermuda is O'Hara House, One Bermudiana Road, Hamilton HM 08, Bermuda.

Each of the entities, directors and executive officers named on Schedule I (each, a "Scheduled Person" and collectively, the "Scheduled Persons") is listed thereon, which Schedule I is incorporated by reference herein.
Present principal occupation or employment:
The principal businesses of AXA are providing property-casualty insurance, life & savings insurance and reinsurance coverages.

AXA is a holding company for an international group of insurance, banking and related financial service companies, including each of the Reporting Persons.

The principal business of XLGI Ltd is providing investment-related services solely to XL Bermuda and various other subsidiaries of XL Group Ltd.

The principal business of XL Bermuda is the provision of insurance and reinsurance coverages to industrial, commercial and professional firms, insurance companies and other enterprises on a worldwide basis.

The principal business of each of the Scheduled Persons is listed on Schedule I, which Schedule I is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in row 13 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(a).

All percentages of the outstanding Common Stock are based on the 5,256,400 shares of Common Stock outstanding as at the close of business of September 9,2026, as announced by the Issuer in its press release published on September 9, 2026 on its website.

The Reporting Persons may be deemed to constitute a "person" or "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.
Number of shares as to which each person has sole or shared power to vote or dispose: As of September 10,2026, AXA, XL Bermuda and XLGI Ltd may be deemed to beneficially own 334,078 shares of Common Stock.
Transactions in the class effected during the past sixty days: No transactions in Common Stock were effected during the past sixty days by the Reporting Person or, to their knowledge, any of the Scheduled Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to include the following updated exhibits:

Exhibit No. Description

99.1 Schedule I List of Directors and Officers of AXA S.A., XLGI Ltd. and XL Bermuda
99.2 Limited Power of Attorney for Securities Ownership Reporting
99.3 AXA Standing Delegation of Power

## Signatures
- AXA S.A.: /s/ Anthony Gilsoul, Anthony Gilsoul, Attorney-in-fact, duly authorised (09/11/2026)
- XL Group Investments Ltd: /s/ Anthony Gilsoul, Anthony Gilsoul, Attorney-in-fact, duly authorised (09/11/2026)
- XL Bermuda Ltd: /s/ Anthony Gilsoul, Anthony Gilsoul, Attorney-in-fact, duly authorised (09/11/2026)